Exhibit 5.1

811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com

FIRM / AFFILIATE OFFICES
April 2, 2018	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Landmark Infrastructure Partners LP

2141 Rosecrans Avenue, Suite 2100

El Segundo, CA 90245

Re:	Registration Statement No. 333-216190 – Offering 2,000,000 Series C Floating-to-Fixed Rate Cumulative Redeemable Perpetual Convertible Preferred Units

Ladies and Gentlemen:

We have acted as special counsel to Landmark Infrastructure Partners LP, a Delaware limited partnership (the “Partnership”), in connection with the proposed issuance of 2,000,000 Series C Floating-to-Fixed Rate Cumulative Redeemable Perpetual Convertible Preferred Units representing limited partner interests in the Partnership (the “Preferred Units”). The Preferred Units are included in a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2017 (Registration No. 333-216190), as amended (the “Registration Statement”). This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus Supplement dated March 28, 2018 to the Prospectus dated March 27, 2017 (collectively, the “Prospectus”), other than as expressly stated herein with respect to the issue of the Preferred Units.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the general partner of the Partnership and others as to factual matters without having independently verified such factual matters. We are opining herein as to the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), and we express no opinion with respect to any other laws.

April 2, 2018

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Preferred Units have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the purchasers and have been issued by the Partnership against payment therefor in the circumstances contemplated by the underwriting agreement filed as an exhibit to the Partnership’s Current Report on Form 8-K, filed with the Commission on April 2, 2018, the Preferred Units will be validly issued and, under the Delaware LP Act, purchasers of the Preferred Units will have no obligation to make further payments for their purchase of the Preferred Units or contributions to the Partnership solely by reason of their ownership of the Preferred Units or their status as limited partners of the Partnership, and no personal liability for the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, solely by reason of being limited partners of the Partnership.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Partnership’s current report on Form 8-K dated April 2, 2018 and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Latham & Watkins LLP